Form N-SAR, Sub-Item 77D

Policies with respect to security investments


Nuveen Floating Rate Income Fund
811-21494


The Board of Trustees of the Fund (the Board ) has authorized the Fund to make a change in a non-fundamental policy.

The Fund s SAI states that no more than 10% of the Funds
Managed Assets may be invested in Adjustable Rate Loans and other debt securities that are, at the time of investment, rated CCC+ or Caa or below by S&P, Moodys or Fitch or that are unrated but judged to be of comparable quality. In June 2013, the Board approved that the Fund would change the policy to no more than 30% of managed assets may be invested in CCC+ and lower rated credit.